ADARNA ENERGY CORPORATION
11 Riverside Drive, Suite 206
Cocoa, FL 32922

                August 17, 2012

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:        Adarna Energy Corporation
Preliminary Information Statement on Schedule 14C
Filed July 19, 2012
File No. 000-32143

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated August 10, 2012.  The Staff’s comments are copied and indented below, each followed by our response.

General

1. Please revise to provide the information required by Items 14(b)(3), (4) and (7) of Schedule 14A.

Response to Comment 1

When the Staff has completed its review of our responses to the comments, we will amend the 14C and add the following text on the second page of the Information Statement.

Oxysonix Corporation

Since 2009 the Company has been engaged in the business of conducting research and development into various clean technologies, particularly those with potential to reduce carbon emissions. Our subsidiary, EcoSystem Technologies, LLC, has performed research and development activities related to several feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies. In April 2012 we organized a new subsidiary, Oxysonix Corporation, to acquire a number of patents and pending patent applications, including U.S. patent application numbered 13/057,596 and related intellectual properties involving methods and devices for increasing liquid fuel combustion efficiency by burning fuel more completely. Testing completed to date with early-stage prototypes plugged into a gasoline engine has demonstrated an average increase in fuel economy of over 30%. At the same time, the concentration of unburnt hydrocarbons and carbon monoxide in the combustion exhaust decreased by about 56% and 38%, respectively.

Oxysonix acquired the assets from Air Pure Systems, LLC (“APS”) in exchange for 20,000 shares of Oxysonix Series 1 Preferred Stock. Shares of Oxysonix Series 1 Preferred Stock will pay a non-cumulative annual dividend equal to 5% of Oxysonix net sales generated from products comprised of the technologies, which rate decreases to 3% on March 31, 2019. The Series 1 shares are non-assignable but may be exchanged by the holder for common shares in the Company at a rate equal to 100% of the market price for the Company’s common stock on the day prior to conversion.

Moving forward, our development plans for 2012 include continued but expanded research and development activities with our technologies; the acquisition of one or more targeted carbon conversion and reuse technologies; the optimization of our existing prototypes based on our existing fuel refining technologies; and the construction of expanded laboratory facilities for iterative prototype evaluation and refinement. Our primary goal for the next 12 months is to launch of our planned first generation of products based on our patent-pending and proprietary fuel refining technologies.  Achievement of this goal will, however, require that we obtain the necessary financing.

2.  We note in your Form 8-K filed on April 27, 2012 that Oxysonix Corporation acquired certain intellectual properties and other assets from Air Pure Systems, LLC. Since it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction, please tell us why you have not provided the change in shell company status, Form 10 information, as required by Item 2.01(f) of Form 8-K.

Response to Comment 2

Adarna Energy was not a shell company at any time in its existence. As defined in Exchange Act Rule 12b-2, a “shell company” has “no or nominal operations.” Adarna has had continual and significant operations since it was organized. Since 2009 our operations have focused on the research and development activities summarized above in the text offered in response to Comment 1.  In November 2009, Adarna acquired a license to use a portfolio of patented, patent-pending and proprietary new clean technologies, including exclusive rights to the patent-pending nanotechnologies for catalytic conversion of carbon dioxide into renewable fuels. We executed an early adopter license agreement for pilot-scale deployments of qualified technologies, and entered into agreements to collaborate with targeted partners on development, including Pennsylvania State University. During 2010, the company spent $233,000 on research and development and $507,000 on general and administrative expenses, including supporting 3 Ph.D.s who conducted the actual research and development efforts. During 2011, Adarna spent an additional $110,000 supporting its research and development activities.

Our primary mode of financing our development activities was the private placement of various forms of debt that was convertible into Adarna equity at variable prices. Adarna’s business plan provided for the use of the convertible debt proceeds in the development of Adarna’s technologies with a view towards creation of sufficient value to enable the cost-effective refinancing of the debt. However, we found that the early-stage nature of those technologies presented prospective investors with too much risk to justify refinancing and were unable to complete additional financing without having to incur additional convertible debt. We accordingly decided to seek out and acquire new later-stage technologies.

In February 2012, Adarna became aware of an opportunity to acquire later-stage technology closely related to our historical research and development efforts. Negotiations with Air Pure Systems, LLC culminated in our April 25, 2012 acquisition of U.S. patent application numbered 13/057,596 and related intellectual properties involving methods and devices for increasing liquid fuel combustion efficiency. We believe these new technologies to be closer to market deployment than those on which we previously focused our operations. Nevertheless, the existing facilities and personnel utilized for our previous research and development activities will be utilized for research and development activities with our newly acquired technology, creating a continuity between our prior and present activities.

In sum, the April 27, 2012 asset acquisition was a stage in our long-standing business of acquiring and developing technologies that hold promise of mitigating carbon emissions. Although these operations had not resulted, prior to April 27, 2012, in assets that could be recorded on our balance sheet, the operations were far from nominal.  Accordingly, Adarna was not a shell company prior to April 27, 2012 and so not subject to the disclosure requirements of Item 2.01(f) of Form 8-K.

Sincerely,

/s/ Max Bennett

Max Bennett
Chief Executive Officer

Acknowledgement

Adarna Energy Corporation hereby acknowledges that:

•	Adarna Energy Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adarna Energy Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                              Adarna Energy Corporation

                                                                              By: /s/ Max Bennett
                                                                              Max Bennett
                                                                              Chief Executive Officer